ISSUER FREE WRITING PROSPECTUS

Dated May 28, 2013

Filed Pursuant to Rule 433

Registration No. 333-175989

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

FREE WRITING PROSPECTUS

Dividend Capital Diversified Property Fund Inc. (the “Company”) filed a registration statement (including a prospectus) for the offering to which this communication relates. Before you invest, you should read the prospectus contained in the registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The Company’s most recent prospectus is available at http://www.dividendcapitaldiversified.com/investor-relations/.

PORTFOLIO SUMMARY

AS OF MARCH 31, 2013

INVEST IN SOMETHING REAL TM

INCOME PRODUCING COMMERCIAL REAL ESTATE

RISK FACTORS

Past performance is not a guarantee of future results.

Investing in real estate assets entails certain risks, including changes in: the economy, supply and demand, laws, tenant turnover, interest rates (including periods of high interest rates), availability of mortgage funds, operating expenses and cost of insurance. This investment will offer limited liquidity options to investors. Further, investing in Dividend Capital Diversified ed Property Fund (DPF) stock involves additional and substantial risks specific c to DPF, including, among others, that: i. There is no public trading market for shares of DPF’s common stock, and DPF does not expect that there will ever be a public trading market for its shares, so redemption of shares will likely be the only way to dispose of your shares. ii. With respect to each of DPF’s Class A, Class W and Class I common stock, DPF’s share redemption program generally imposes a quarterly cap on net redemptions of up to 5% of the NAV of such class as of the last day of the previous quarter. DPF may also amend, suspend or terminate its share redemption program at any time. As a result, DPF’s shares have only limited liquidity and may become illiquid. Upon the commencement of DPF’s follow-on offering on July 12, 2012, DPF’s share redemption program was amended to start utilizing a portion of the proceeds raised in DPF’s new offering of Class A, Class W and Class I shares of common stock to enhance liquidity for Class E stockholders under the Class E Share Redemption Program. iii. A portion of the proceeds received in the public offering of Class A, Class W and Class I shares is intended to be used to redeem Class E shares, which will reduce the net proceeds available to retire debt or acquire additional properties, which may reduce DPF’s liquidity and profitability. iv. The purchase and redemption price for shares of DPF’s common stock will be based on the NAV of each class of common stock and will not be based on any public trading market. DPF’s NAV will not represent DPF’s enterprise value and may not accurately reflect the actual prices at which DPF’s assets could be liquidated on any given day. v. Some of DPF’s executive officers and directors and other key personnel are also officers, directors, managers, key personnel and/or holders of an ownership interest in its advisor, its dealer manager, its property manager and/or other entities related to its advisor. As a result, they face confl icts of interest, including but not limited to conflicts arising from time constraints, allocation of investment opportunities and the fact that the fees its advisor will receive for services rendered to DPF will be based on DPF’s NAV, the procedures for which its advisor will assist its board of directors in developing, overseeing, implementing and coordinating. vi. If DPF fails to maintain its status as a REIT, it would adversely affect its results of operations and its ability to make distributions to its stockholders.

vii. The amount of distributions DPF may make is uncertain. DPF has paid, and may continue to pay in the future, distributions from sources other than cash fl ow from operations. The sources from which DPF may pay distributions include, without limitation, the sale of assets, borrowings or offering proceeds (including the return of principle amounts invested). The use of these sources for distributions decreases the amount of cash DPF has available for new investments, repayment of debt, share redemptions and other corporate purposes, and could reduce your overall return. Prior to 2012, DPF’s distributions have historically exceeded its cash fl ow from operations. However, for the full year ended December 31, 2012 and for the quarter ended March 31, 2013, distributions were funded solely from cash fl ow from operations. viii. DPF’s use of leverage increases the risk of loss on its investments. ix. Continued and prolonged disruptions in the U.S. and global credit markets could adversely affect DPF’s ability to fi nance or refi nance investments and the ability of its tenants to meet their obligations, which could affect DPF’s ability to meet its fi nancial objectives and make distributions. x. The payment of fees by DPF to its advisor, its property manager and its dealer manager will reduce the cash available for distribution and will increase the likelihood that investors are unable to recover the amount of their investment in DPF. xi. In connection with DPF’s offering, it incurs fees and expenses. In particular, DPF expects to incur primary dealer fees and organization and offering expenses, which will decrease the amount of cash it has available for operations and new investments and could negatively impact its NAV, its ability to pay distributions and your overall return.

This material must be read in conjunction with the DPF prospectus in order to understand fully all of the implications and risks of the offering of securities to which it relates. This document must be preceded or be accompanied by a prospectus, which contains important information about DPF. This is neither an offer to sell nor a solicitation of an offer to buy the securities described in the DPF prospectus. The offering is being made only by the DPF prospectus. Neither the Securities and Exchange Commission nor any other state securities regulator has approved or disapproved of the securities or determined if the prospectus is truthful or complete. In addition, the Attorney General of the State of New York has not passed on or endorsed the merits of the offering. Any representation to the contrary is unlawful. DPF is not an investment company registered under the Investment Company Act of 1940. Specifi c properties depicted are owned by DPF.

POTENTIAL BENEFITS OF

COMMERCIAL REAL ESTATE

The U.S. commercial real estate market has developed into a meaningful and mainstream asset class, not only opening its doors to a broader base of investment opportunities, but also being widely regarded as a valuable component of a well constructed investment portfolio, offering the potential for:[1]

- **Current income[2]**
- **Capital appreciation**
- **Low correlation to stocks and bonds[3]**
- **An inflation hedge[4]**

Despite these potential benefits, many individual investors have either lacked access to high-quality commercial real estate investment opportunities or have simply not properly diversified their portfolios to include targeted real estate segments beyond their areas of comfort such as personal residences, business or investment properties.

[1] *There can be no assurance that these objectives will be met through an investment in Dividend Capital Diversified Property Fund (DPF).*

[2] *Current income has historically been in the form of quarterly distributions. Prior to 2012, DPF's distributions have historically exceeded its cash flow from operations. However, for the full year ended December 31, 2012 and for the quarter ended March 31, 2013, distributions were funded solely from cash flow from operations.*

[3] *DPF shares are being sold to investors over a specified offering period at a price not subject to exchange-traded market fluctuations. The purchase price for shares of DPF common stock will be based on the net asset value ("NAV") of each class of common stock and will not be based on any public trading market. DPF's NAV may not accurately reflect the actual prices at which its assets could be liquidated on any given day.*

[4] *Typically, if the overall returns of an asset class exceed inflation, the asset class is considered an inflation hedge. Commercial real estate has historically provided overall returns that have exceeded inflation. There is no guarantee, however, that DPF can generate the overall returns needed to outpace inflation.*

4

DIVIDEND CAPITAL DIVERSIFIED

PROPERTY FUND

INVESTMENT OBJECTIVES5

Dividend Capital Diversifi ed Property Fund is a direct real estate program that offers investors pooled access to real estate investing with a daily net asset valuation. This innovative real estate investment trust (REIT) owns and operates a diversifi ed portfolio of high-quality real estate assets.

The cyclical nature of different real estate sectors and geographic economic trends increases the importance of owning a diversifi ed portfolio of real estate assets. Diversifi ed Property Fund offers investors seeking a complete real estate allocation the opportunity to invest in a portfolio of high-quality real estate assets diversifi ed across:

Offi ce buildings

Industrial distribution facilities Retail centers Real estate debt investments

Other commercial real estate investments

Current Income Provide current income to our stockholders in the form of quarterly cash distributions

Capital Preservation Preserve and protect our stockholders’ capital investments

Capital Appreciation Achieve appreciation of our net asset value (NAV)

5 We cannot assure that we will attain our investment objectives, including our objective of paying distributions to shareholders.

INVESTMENT SUMMARY

Dividend Capital Diversified Property Fund offers individual, high-net-worth and institutional investors access to a $2.9 billion existing portfolio of high-quality commercial real estate assets.



Potential Benefits:

- **Transparency — publicly offered vehicle, public regulatory filings**
- **Valuation — NAV-based daily pricing**
- **Limited liquidity — enhanced redemption program with daily liquidity opportunities[6]**
- **Attractive pricing — multiple share classes to accommodate differing investor needs**
- **Reporting features — CUSIP Number, 1099 (not K-1)**

7

Existing Portfolio

as of March 31, 20137

Direct Real Estate Property Ownership7

92 buildings

31 geographic markets

Approximately 17.5 million net rentable square feet

Diversifi ed tenant base — more than 400 customers

Total portfolio approximately 96% leased

7.8-year weighted average remaining lease term (measured by base rent)

Debt to gross asset ratio: 50%

Average weighted cost of debt: 4.7%

6 The Class A, Class W and Class I share redemption program is different than the Class E share redemption program. Generally, our Class A, Class W and Class I share redemption program imposes a quarterly cap on net redemptions of each of our Class A, Class W and Class I share classes equal to the amount of shares of such class with an aggregate value (based on the redemption price per share on the day the redemption is effected) of up to 5% of the NAV of such class as of the last day of the previous calendar quarter. For each quarter of 2012 and 2011, DPF received Share Class E redemption requests that exceeded its corresponding Redemption Caps. Based on the application of such Redemption Caps, DPF redeemed, on a pro rata basis, a percentage of the shares requested to be redeemed for each quarter. The percentage redeemed, including redemptions for death and disability, for each quarter ranged from approximately 6.4% to 25.2% of the shares that each stockholder requested to be redeemed.

7 Measured by fair value and excludes Comerica Bank Tower.

Representative Properties

Select Corporate Customers[10]

- Amazon.com
- Apple
- CEVA Freight, LLC
- Charles Schwab & Company, Inc.
- Costco
- Crawford and Company
- CVS
- DirecTV
- Flextronics International USA, Inc.
- Home Depot
- Nokia Siemens Networks USA LLC
- Northrop Grumman, Inc.
- Novo Nordisk
- Procter & Gamble
- Seton Healthcare Network
- The Sports Authority
- Sybase, Inc.
- The Stop & Shop Supermarket Company LLC
- Toyota Motor Sales



Property: Shackleford
Location: Little Rock, AR
Type: Office
Size: 102,000 Sq. Ft.
Major Tenants: Federal Bureau of Investigation



Property: Harborside Plaza
Location: Northern New Jersey
Type: Office
Size: 594,000 Sq. Ft.
Major Tenants: Charles Schwab & Company, Inc.



Property: South Columbia
Location: Central Kentucky
Type: Industrial
Size: 727,000 Sq. Ft.
Major Tenants: Amazon.com



Property: Greenwood Parkway
Location: Atlanta, GA
Type: Industrial
Size: 491,000 Sq. Ft.
Major Tenants: The Sports Authority


HOME DEPOT

Property: Greater DC Retail Center
Location: Washington, D.C.
Type: Retail
Size: 233,000 Sq. Ft.
Major Tenants: Home Depot, Best Buy, Nordstrom Rack



Property: Centerton Square
Location: Philadelphia, PA
Type: Retail
Size: 423,000 Sq. Ft.
Major Tenants: Wegman's, The Sports Authority, PetSmart

[10] *None of the tenants named above have endorsed Dividend Capital Diversified Property Fund or its public offering. The names are included only for purposes of your evaluation of the quality of the tenant base of the properties owned and operated by Dividend Capital Diversified Property Fund.*

10

TERMS OF THE OFFERING

Share price — Class I	Varies daily at NAV
Offering size	$2,250,000,000 in the primary offering and $750,000,000 in the distribution reinvestment plan
Minimum investment[11]	$2,000
Investor minimum suitability requirements[12]	◆ A net worth (excluding the value of an investor's home, home furnishings and automobiles) of at least $250,000; or ◆ Gross annual income of at least $70,000 and a net worth (excluding the value of an investor's home, home furnishings and automobiles) of at least $70,000
Share redemption program — Class I[13]	Daily redemption at NAV
Distributions[14]	Quarterly
Distribution reinvestment plan[15]	Invested at NAV in the same share class of security as purchased

[11] *Minimum investment may vary by state.*

[12] *Suitability requirements vary in AL, KS, KY, ME, NE, NJ, NM, OR, PA and TN. Please review the prospectus for specific state restrictions. In the case of sales to fiduciary accounts, these suitability standards must be met either by the fiduciary account, by the person who directly or indirectly supplied the funds for the purchase of the shares of our common stock or by the beneficiary of the account.*

[13] *The Class A, Class W and Class I share redemption program is different than the Class E share redemption program. Generally, our Class A, Class W and Class I share redemption program imposes a quarterly cap on net redemptions of each of our Class A, Class W and Class I share classes equal to the amount of shares of such class with an aggregate value (based on the redemption price per share on the day the redemption is effected) of up to 5% of the NAV of such class as of the last day of the previous calendar quarter. For each quarter of 2012 and 2011, DPF received Share Class E redemption requests that exceeded its corresponding Redemption Caps. Based on the application of such Redemption Caps, DPF redeemed, on a pro rata basis, a percentage of the shares requested to be redeemed for each quarter. The percentage redeemed, including redemptions for death and disability, for each quarter ranged from approximately 6.4% to 25.2% of the shares that each stockholder requested to be redeemed.*

[14] *The amount of distributions we may make is uncertain. We have paid, and may continue to pay in the future, distributions from sources other than cash flow from operations. The sources from which we may pay distributions include, without limitation, the sale of assets, borrowings or offering proceeds (including the return of principle amounts invested). The use of these sources for distributions decreases the amount of cash we have available for new investments, repayment of debt, share redemptions and other corporate purposes, and could reduce your overall return. Prior to 2012, DPF's distributions have historically exceeded its cash flow from operations. However, for the full year ended December 31, 2012 and the quarter ended March 31, 2013, distributions were funded solely from cash flow from operations.*

[15] *You may participate in our distribution reinvestment plan and elect to have the cash distributions attributable to the class of shares owned automatically reinvested in additional shares of the same class. The cash distributions you receive will be reinvested in shares of our common stock at a price equal to our NAV per share applicable to the class of shares purchased, calculated as of the distribution date. Our board of directors may amend, suspend or terminate the distribution reinvestment plan in our discretion at any time upon 10 days' notice to you. We may provide notice by including such information (a) in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the Commission or (b) in a separate mailing to the participants. Following any termination of the distribution reinvestment plan, all subsequent distributions to stockholders would be made in cash. Investors in the distribution reinvestment plan will experience immediate dilution of the net tangible book value of their shares.*

11

FEES ON CLASS I SHARES16

16 The table summarizes the fees payable to our dealer manager with respect to the Class I shares and does not include the other fees and expenses payable to our advisor and its affi liates, which are allocable based on the Class I NAV. In connection with DPF’s offering, it incurs fees and expenses. In particular, DPF expects to incur primary dealer fees and organization and offering expenses, which will decrease the amount of cash it has available for operations and new investments and could negatively impact its NAV, its ability to pay distributions and your overall return.

1

IN REAL ESTATE, EXPERIENCE MATTERS

At Dividend Capital, we apply our experience, insights and vast knowledge of the real estate market to develop innovative investment products designed to build real value for our investors. Since the formation of their fi rst real estate companies in 1990, the principals of Dividend Capital and their affi liates have sponsored the formation of a wide range of institutional real estate investment management and fi nance businesses operating throughout North America, including public and private platform companies.

From inception in 1990 through March 31, 2013, these companies have developed or acquired real estate assets totaling approximately $11.7 billion17 in a diverse range of product types, including residential, retail, offi ce, industrial and land. Our investment partners have included leading fi nancial institutions, major state pension funds, retail investors and high net worth individuals.

17 This information includes some data pertaining to unrelated entities that the principals of Dividend Capital Group and their affi liates have sponsored prior to the creation of Dividend Capital. The performance of past programs is not indicative of future results. Includes assets that were under contract but not yet acquired as of March 31, 2013.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT US AT 866.DCG.REIT (324.7348).

DIVIDEND CAPITAL

DIVERSIFIED PROPERTY FUND™

Dividend Capital Diversified Property Fund Inc. filed a registration statement (including a prospectus) for the offering to which this communication relates. Before you invest, you should read the prospectus contained in the registration statement and other documents Dividend Capital Diversified Property Fund Inc. has filed with the SEC for more complete information about Dividend Capital Diversified Property Fund Inc. and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at **www.sec.gov**. Dividend Capital Diversified Property Fund Inc.'s most recent prospectus is available at **www.dividendcapitaldiversified.com/investor-relations/**.

Dividend Capital Securities LLC, Distributor | Member FINRA | 518 17th Street, 17th Floor | Denver, CO 80202
Dividend Capital Diversified Property Fund website: dividendcapitaldiversified.com
Dividend Capital website: dividendcapital.com

DPF-RET-PS-RJ-MAY13